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                                                                    Exhibit 99.1


                                 HOLLINGER INC.
                             PROVIDES STATUS UPDATE


         Toronto, Canada, December 13, 2004 -- Hollinger Inc. ("Hollinger") (TSX: HLG.C; HLG.PR.B) provides the following update in accordance with the guidelines pursuant to which the June 1, 2004 management and insider cease trade order was issued. These guidelines contemplate that Hollinger will normally provide bi-weekly updates on its affairs until such time as it is current with its filing obligations under applicable Canadian securities laws. Reference should be made to Status Update Reports and other press releases that have been previously filed by Hollinger and which are available on SEDAR at www.sedar.com.

         Hollinger and Hollinger International Inc. ("Hollinger International") continue to pursue, on a without prejudice basis, the conclusion of mutually acceptable arrangements to permit the audit of Hollinger's 2003 annual financial statements to begin as soon as possible.

         Hollinger's 2003 annual financial statements cannot be completed and audited until Hollinger International's 2003 annual financial statements are completed. Hollinger International has advised Hollinger that it and its auditors need additional time to review the final report of the investigation by the Special Committee established by Hollinger International, which report was released on August 30, 2004, and to assess its impact, if any, on the results of operations of Hollinger International before it can complete and file its 2003 annual financial statements.

         In its status update of December 10, 2004, Hollinger International indicated that it expects to be able to complete its financial statements (and related MD&A) for its fiscal year ended December 31, 2003 by the end of December, 2004, and shortly thereafter to complete its interim financial statements for the fiscal quarters ended March 31, June 30 and September 30, 2004. This is a necessary but not sufficient condition to permit Hollinger to complete and file its financial statements for the same periods as the completion and audit of Hollinger's financial statements will require a level of cooperation from Hollinger International and its auditors which is still in negotiation.

         Following the filing of Hollinger International's financial statements, Hollinger's Audit Committee will consider what, if any, additional financial information and/or alternative financial statements Hollinger will be in a position to publicly disclose and/or complete as a consequence of Hollinger International's filing.

         The Court-ordered inspection by Ernst & Young Inc. ("E&Y") of certain of the affairs of Hollinger continues. E&Y delivered its preliminary report to the Ontario Superior Court of Justice on November 25, 2004. A further report of E&Y was filed with the Court on December 10, 2004.

         As of the close of business on December 10, 2004, Hollinger and its subsidiaries (other than Hollinger International and its subsidiaries) had approximately US$10.3 million of cash or cash equivalents on hand and Hollinger owned, directly or indirectly, 784,303 shares of Class A Common Stock and 14,990,000 shares of Class B Common Stock of Hollinger International. Based on the December 10, 2004 closing price of the shares of Class A Common Stock of

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                                      -2-


Hollinger International on the New York Stock Exchange of US$18.78, the market value of Hollinger's direct and indirect holdings in Hollinger International was US$296,241,410. All of Hollinger's direct and indirect interest in the shares of Class A Common Stock of Hollinger International are being held in escrow with a licensed trust company in support of future retractions of its Series II Preference Shares and all of Hollinger's direct and indirect interest in the shares of Class B Common Stock of Hollinger International are pledged as security in connection with Hollinger's outstanding 11.875% Senior Secured Notes due 2011 (the "Senior Notes") and 11.875% Second Priority Secured Notes due 2011 (the "Second Priority Notes"). In addition, Hollinger has previously deposited with the trustee under the indenture (the "Senior Indenture") governing the Senior Notes approximately US$10.5 million in cash as collateral in support of the Senior Notes (which cash collateral is also now collateral in support of the Second Priority Notes, subject to being applied to satisfy future interest payment obligations on the outstanding Senior Notes as permitted by amendments to the Senior Indenture). Consequently, there is currently in excess of US$292.0 million aggregate collateral securing the US$78 million principal amount of the Senior Notes and the US$15 million principal amount of the Second Priority Notes outstanding.

         Hollinger's principal asset is its approximately 68.0% voting and 18.2% equity interest in Hollinger International. Hollinger International is a newspaper publisher whose assets include the Chicago Sun-Times and a large number of community newspapers in the Chicago area, a portfolio of new media investments and a variety of other assets.

Media contact:
Jim Badenhausen
646-805-2006

                              www.hollingerinc.com